                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)

                               KOGER EQUITY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   500228101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             John F. Hartigan, Esq.
                          Morgan, Lewis & Bockius LLP
                             801 South Grand Avenue
                             Los Angeles, CA  90017
                                 (213) 612-2500
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                October 10, 1996
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            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                          Exhibit Index is on Page 10


                              Page 1 of 10 Pages

---------------------                                       --------------------
 CUSIP No. 500228101             SCHEDULE 13D                Page 2 of 10 Pages
---------------------                                       --------------------

--------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Apollo Real Estate Investment Fund II, L.P.
--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [_]
                                                              (b) [X]
--------------------------------------------------------------------------------
 3     SEC USE ONLY

--------------------------------------------------------------------------------
 4     SOURCE OF FUNDS*
               WC
--------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  [_]

--------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------
                     7     SOLE VOTING POWER
                                3,582,956 shares, plus 1,130,642 shares as to
                                which the Reporting Person has an option to
                                acquire
   NUMBER OF      --------------------------------------------------------------
    SHARES          8     SHARED VOTING POWER
  BENEFICIALLY                  0
    OWNED BY      --------------------------------------------------------------
      EACH          9     SOLE DISPOSITIVE POWER
   REPORTING                    3,582,956 shares, plus 1,130,642 shares as to
  PERSON WITH                   which the Reporting Person has an option to
                                acquire
                  --------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
                                0
--------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               4,713,598
--------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [_]
--------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               22.6%
--------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*
               PN
-------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                       --------------------
 CUSIP No. 500228101             SCHEDULE 13D                Page 3 of 10 Pages
---------------------                                       --------------------

--------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Apollo Real Estate Advisors II, L.P.
--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [_]
                                                            (b) [X]
--------------------------------------------------------------------------------
 3     SEC USE ONLY

--------------------------------------------------------------------------------
 4     SOURCE OF FUNDS*
               OO
--------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  [_]
--------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
--------------------------------------------------------------------------------
                    7     SOLE VOTING POWER
                                3,582,956 shares, plus 1,130,642 shares as to
                                which the Reporting Person has an option to
                                acquire
   NUMBER OF       -------------------------------------------------------------
    SHARES          8     SHARED VOTING POWER
  BENEFICIALLY                  0
    OWNED BY       -------------------------------------------------------------
      EACH          9     SOLE DISPOSITIVE POWER
   REPORTING                    3,582,956 shares, plus 1,130,642 shares as to
  PERSON WITH                   which the Reporting Person has an option to
                                acquire
                   -------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
                                0
--------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               4,713,598
--------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [_]
--------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               22.6%
--------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*
               PN
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                       --------------------
 CUSIP No. 500228101             SCHEDULE 13D                Page 4 of 10 Pages
---------------------                                       --------------------

--------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               AP-KEI Holdings, LLC
--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [_]
                                                            (b) [X]

--------------------------------------------------------------------------------
 3     SEC USE ONLY


--------------------------------------------------------------------------------
 4     SOURCE OF FUNDS*
               WC; AF
--------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                 [_]

--------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
--------------------------------------------------------------------------------
                    7     SOLE VOTING POWER
                                3,000,000 shares
   NUMBER OF       -------------------------------------------------------------
    SHARES          8     SHARED VOTING POWER
  BENEFICIALLY                  0
    OWNED BY       -------------------------------------------------------------
      EACH          9     SOLE DISPOSITIVE POWER
   REPORTING                    3,000,000 shares
  PERSON WITH      -------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
                                0
--------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               3,000,000
--------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          [_]
--------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               14.4%
--------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*
               OO
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

       This Amendment No. 2 amends and supplements the Schedule 13D, dated June 25, 1996, as amended by Amendment No. 1, dated August 15, 1996, by Apollo Real Estate Investment Fund II, L.P., a Delaware limited partnership ("AREIF II"), and Apollo Real Estate Advisors II, L.P., a Delaware limited partnership ("AREA II").

Item 2.
-------

       The first paragraph of Item 2 is hereby amended to add AP-KEI Holdings, LLC, a Delaware limited liability company ("AP-KEI"), as a reporting person (together with AREIF II and AREA II, the "Reporting Persons").

       The following are hereby inserted as the fifth and sixth paragraphs of
Item 2:

               AP-KEI is principally engaged in the business of investment in real estate and real estate-related interests. The address of AP-KEI's principal business and its principal office is c/o Apollo Real Estate Advisors II, L.P., Two Manhattanville Road, Purchase, New York 10577.

               The managing member of AP-KEI is AP-MM KEI Holdings, LLC, a Delaware limited liability company ("AP-MM"). AP-MM is principally engaged in the business of serving as managing member of AP-KEI. The managing member of AP-MM is Kronus Property, Inc., a Delaware corporation and wholly-owned subsidiary of AREIF II.


Item 3.  Source and Amount of Funds or Other Consideration.
-------  -------------------------------------------------

       The first paragraph of Item 3 is hereby amended and restated in its entirety by the following:

               As of the date hereof, the Reporting Persons are deemed to beneficially own 4,713,598 shares of Common Stock. Of that amount, AREIF II owns directly 582,956 shares of Common Stock, has options to purchase 1,130,642 additional shares of Common Stock and indirectly owns, through AP-KEI, 3,000,000 additional shares of Common Stock. AP-KEI owns directly 3,000,000 shares of Common Stock. The source of all funds used to acquire beneficial ownership of such shares of Common Stock was investment funds from working capital of AREIF II and AP-KEI. None of the funds used to acquire beneficial ownership were borrowed funds or otherwise obtained for the purpose of acquiring the Common Stock. AREA II, the general partner of AREIF II, is deemed to beneficially own the shares of Common Stock beneficially owned by AREIF II. The shares of Common Stock beneficially owned by the Reporting Persons were acquired as described below.


       The following is inserted at the end of Item 3:

               AP-KEI entered into a Stock Purchase Agreement, dated
October 10, 1996 (the "October Stock Purchase Agreement"), by and between AP-KEI and the Company. Pursuant to the October Stock Purchase Agreement, AP-KEI purchased from the Company 3,000,000 shares

                              Page 5 of 10 Pages
of Common Stock at a price of $14.50 per share for an aggregate cash purchase price of $43,500,000.

               The discussion herein of the October Stock Purchase Agreement is subject to and qualified in its entirety by reference to such agreement, a copy of which is attached hereto as an exhibit and incorporated herein by reference.

Item 4.
-------

               Item 4 is hereby amended by adding to the end thereof the following:

               In connection with the execution of the October Stock Purchase Agreement, AP-KEI acquired a significant equity interest in the Company for the purpose of investment. Pursuant to the October Stock Purchase Agreement, the Company (a) expanded the Board of Directors of the Company (the "Board") from eight to twelve directors and included among the four additional directors three designees of AP-KEI and its indirect parent, AREIF II, and (b) agreed to certain provisions that relate to certain matters identified in paragraphs (a) through (j) of Item 4 of Schedule 13D. For a description of the October Stock Purchase Agreement and such provisions, see Item 6. Except as contemplated by the October Stock Purchase Agreement, the Reporting Persons have no present plans or proposals relating to or that would result in any of the matters identified in paragraphs (a) through (j) of Item 4 of Schedule 13D.
       The Reporting Persons have and will, on an on-going basis, continue to evaluate their investment in the Company and reserve the right to propose, seek to take, or take actions which relate to or would result in the matters referred to in Item 4 of Schedule 13D. In the event of a material change in the present plans or intentions of the Reporting Persons, the Reporting Persons will amend this Schedule 13D to reflect such change.


Item 5.  Interest in Securities of the Issuer.
-------  ------------------------------------

          Paragraphs (a) and (b) of Item 5 are hereby amended and restated in their entirety by the following:

               (a) and (b) As of the date hereof, AREIF II, together with AREA II, are deemed to beneficially own an aggregate of 4,713,598 shares of the Common Stock, which constitutes approximately 22.6% of the Common Stock outstanding.* Of that amount, 3,000,000 shares of Common Stock are also beneficially owned by AP-KEI (a subsidiary of AREIF II), which constitutes approximately 14.4% of the Common Stock outstanding.

------------------------
* All calculations of percentages of beneficial ownership in this Schedule 13D are based on there being 20,873,866 shares of Common Stock outstanding, which is the amount disclosed in the Company's Quarterly Report on Form 10-Q for the period ended June 30, 1996 (17,873,866 shares of Common Stock) together with the 3,000,000 shares of Common Stock issued by the Company pursuant to the October Stock Purchase Agreement.

                              Page 6 of 10 Pages

               AREIF II owns directly or indirectly (through AP-KEI) 3,582,956 shares of Common Stock, as to which it has sole voting and dispositive power. AREA II, general partner of AREIF II, is deemed to beneficially own such 3,582,956 shares of Common Stock and have sole voting and dispositive power.

               By the terms of the TCW Option Agreement and the Tyndall Option Agreement (each of which is attached as an exhibit to the initial Schedule 13D and incorporated herein by reference), AREIF II has the right to acquire another 1,130,642 shares of Common Stock.

               AP-KEI owns 3,000,000 shares of Common Stock, as to which it has sole voting and dispositive power. AP-MM is the managing member of AP-KEI. The managing member of AP-MM is Kronus Property, Inc, a wholly-owned subsidiary of AREIF II.

       Item 5(c) is hereby amended to include the following:

               Since the most recent filing on Schedule 13D by the Reporting Persons, there have been no transactions in the Common Stock except for the October Stock Purchase Agreement, dated October 10, 1996, pursuant to which AP-KEI purchased from the Company 3,000,000 shares of Common Stock at a price of $14.50 per share for an aggregate cash purchase price of $43,500,000.

Item 6.
-------

       On October 10, 1996, AP-KEI entered into the October Stock Purchase Agreement and purchased 3,000,000 shares of Common Stock as contemplated thereby. Pursuant to the October Stock Purchase Agreement, the Company (a) expanded the Board from eight to twelve directors and included among the four additional directors three designees of AP-KEI and its indirect parent, AREIF II, (b) agreed, subject the terms and conditions in the October Stock Purchase Agreement, to exempt the Reporting Persons and their affiliates from (i) the Company's Common Stock Rights Agreement, (ii) the "Excess Shares" provision of the Company's Articles of Incorporation, and (iii) certain Florida statutory restrictions, and (c) agreed to give AP-KEI preemptive rights with respect to any new issuance of securities of the Company. Also pursuant to the October Stock Purchase Agreement, AP-KEI agreed to a three-year standstill (the "Standstill") during which AP-KEI, AREIF II and certain of their affiliates
(the "Affiliates") are not permitted to acquire more than 25% of the outstanding Common Stock, subject to certain exceptions. During the term of the Standstill, AP-KEI, AREIF II and the Affiliates have agreed to vote all shares of Common Stock held by them either in accordance with the recommendation of the Board or proportionately with all other voting shareholders, except in the case of any proposal before the shareholders to change the Company's status as a real estate investment trust ("REIT"), amend the organizational documents of the Company or take any extraordinary corporate action. Any shares of Common Stock beneficially owned during the Standstill by AP-KEI, AREIF II and the Affiliates in excess of the 25% limitation are required to be voted proportionately with all other voting shareholders.

          The Standstill will terminate prior to October 9, 1999 if the Company breaches its agreements contained in the October Stock Purchase Agreement or any person other than AP-KEI, AREIF II or the Affiliates beneficially owns 15% or more of the Common Stock or commences a tender offer to acquire more than 15% of the Common Stock and, in either case, the Board does not promptly employ any available takeover defense with respect to such person. In addition, the Standstill will terminate prior to October 9,

                              Page 7 of 10 Pages

1999 if, without the prior written consent of AP-KEI, (a) the Company amends its organizational documents (other than to provide for customary preferred stock financing); (b) (i) the Company takes any extraordinary corporate action, (ii) the Company or any of its subsidiaries enters into any transaction having a value in excess $30,000,000, or (iii) the Company or any of its subsidiaries issues shares of Common Stock in one or a series of related issuances to any person or "group" (within the meaning of Rule 13d-5(b)(1) under the Exchange
Act) in an amount exceeding 9.8% of the total number of outstanding shares of Common Stock; (c) (i) the Company (A) hires, terminates or significantly alters the duties or terms and conditions of employment of any senior executive or (B) amends any employment agreement, compensation agreement or other arrangement with any Senior Executive (as defined in the October Purchase Agreement) or (ii) the Company pays bonuses or any other discretionary compensation to any Senior Executive that are in excess of 200% of the base salary of such Senior Executive for the fiscal year with respect to which such bonuses or other discretionary compensation are paid; or (d) the Company elects not to be taxed REIT on its federal income tax returns or knowingly fails to comply with all applicable laws, rules and regulations of the Code relating to a REIT, or knowingly takes any action or fails to take any action which results in the loss of its status as a REIT for federal income tax purposes.

          Additionally, the October Stock Purchase Agreement provides that until the earlier of October 9, 1997 or the termination of the Standstill, AP-KEI, AREIF II and the Affiliates will not directly or indirectly sell or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock beneficially owned by them, other than transfers to any of their Affiliates.

          The foregoing summary of the terms of the October Stock Purchase Agreement is subject to and qualified in its entirety by reference to such agreement, a copy of which is attached hereto as an exhibit and incorporated herein by reference.

          The Company also granted to AP-KEI certain registration rights pursuant to that certain Registration Rights Agreement, dated October 10, 1996, a copy of which is attached hereto as an exhibit and incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.
-------  --------------------------------

       The following is inserted at the end of Item 7:

               6   Stock Purchase Agreement, dated October 10, 1996, by and
       between AP-KEI and Koger Equity, Inc.

               7   Registration Rights Agreement, dated October 10, 1996, by and between AP-KEI and Koger Equity, Inc.

                              Page 8 of 10 Pages

                                   SIGNATURE


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 15, 1996

                         APOLLO REAL ESTATE INVESTMENT FUND II, L.P.

                         By: Apollo Real Estate Advisors II, L.P.
                              General Partner

                             By: Apollo Real Estate Capital Advisors II, Inc.
                                  General Partner


                                 By: /s/ Michael D. Weiner
                                     ------------------------------------------
                                     Name:  Michael D. Weiner
                                     Title: Vice President,
                                            Apollo Real Estate Capital
                                            Advisors II, Inc.



                         APOLLO REAL ESTATE ADVISORS II, L.P.

                         By: Apollo Real Estate Capital Advisors II, Inc.
                              General Partner


                             By: /s/ Michael D. Weiner
                                 -----------------------------------------------
                                 Name:  Michael D. Weiner
                                 Title: Vice President,
                                        Apollo Real Estate Capital
                                        Advisors II, Inc.



                         AP-KEI HOLDINGS, LLC

                         By: AP-MM KEI Holdings, LLC
                              its Managing Member

                             By: Kronus Property, Inc.

                                 By: /s/ Michael D. Weiner
                                     ------------------------------------------
                                     Name:  Michael D. Weiner
                                     Title: Vice President,
                                            Kronus Property, Inc.

                              Page 9 of 10 Pages

                                 Exhibit Index
                                 -------------


                                                                             No.
                                                                             ---


Stock Purchase Agreement, dated October 10, 1996, by and between AP-KEI and
Koger Equity, Inc.                                                            1

Registration Rights Agreement, dated October 10, 1996, by and between
AP-KEI and Koger Equity, Inc.                                                 2




                              Page 10 of 10 Pages